HellerEhrman LLP

333 Bush Street
San Francisco, CA 94104-2878
Main: +1.415.772.6000
Fax: +1.415.772.6268

To:	John L. Krug, Securities and Exchange Commission
Telephone:	202-551-3862 **Fax:** 202-772-9217

From:	Karen A. Dempsey
Telephone:	+1.415.772.6540
Direct Fax:	+1.415.772.6268

No. of Pages:	6 (including cover)
Date:	March 9, 2007

Message:

Dear Mr. Krug,

Attached please find our responses to your comment letter dated March 6, 2007 to the Cell Therapeutics, Inc. preliminary proxy, file number 1-12465, including proposed additional disclosure for the proxy statement to address your comments. Should you have any questions, please contact Karen Dempsey at 415.772.6540.

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3/9/07 12:05 PM (26866.0009)

Heller Ehrman LLP   333 Bush Street   San Francisco, CA 94104-2878   www.hellerehrman.com

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HellerEhrman LLP

March 7, 2007

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Mail Stop 0610

Re: Cell Therapeutics, Inc.
       Preliminary Proxy Statement filed February 28, 2007
       File No. 1-12465

Dear Mr. Riedler:

We are in receipt of the staff's comment letter dated March 6, 2007 with respect to the above-referenced preliminary proxy statement. Registrant's responses to the staff's comments are set forth below.

Proposal 1
Summary

1.   Please expand the discussion to provide a discussion of the reason(s) for the reverse stock split and why its implementation will be delayed until April 15, 2007.

Response: We propose to modify the second paragraph of this section as follows:

On January 31, 2007, our Board of Directors voted to approve an amendment to our Amended and Restated Articles of Incorporation effecting a four-to-one reverse split of our common stock in order to increase the price of our common stock and make it more available to a broader range of investors in the secondary market, including institutional investors. The effective date of this amendment was delayed until after the date of the special meeting to avoid confusion regarding how many shares of our common stock will be outstanding as of the record date and as of the date of the special meeting. Shareholder approval of this amendment was not required under the laws of the state of Washington, the jurisdiction of our incorporation.

Heller Ehrman LLP   701 Fifth Avenue, Suite 6100   Seattle, WA   98104-7098   www.hellerehrman.com

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HellerEhrman LLP

2. Please tell us why shareholder approval of the reverse stock split was not obtained or required. We may have additional comments.

   Response: Under Washington law, shareholder approval of a reverse stock split is not required if the company has only one class of shares outstanding and if the number of authorized shares of that class is reduced in a manner corresponding to the reverse split. Cell Therapeutics had only one class of shares outstanding at the time the Board of Directors approved the reverse split and the amended articles of incorporation correspondingly reduce the number of authorized common shares.

3. We note you discussion concerning a proposed business combination with DOR BioPharma. We also note that if you continue to pursue this combination, you would need to increase your authorized shares of common stock. Please expand the discussion to state whether you will seek approval from you shareholders of a business combination with DOR BioPharma. If not, the discussion should be expanded to provide more information concerning the combination, the business of DOR BioPharma, and related financial statements should be provided. See Note A to Schedule 14A.

   Response: We advise the Staff that this proposed combination is at a very early stage and other than a standard confidentiality agreement, there are no other binding agreements with respect to the transaction, including no exclusivity. Furthermore, pursuant to a press release issued by DOR on March 6, 2007, they have retained an investment banker to assist them in a sale of the company and indicate that they are speaking to other parties in addition to Cell Therapeutics. The current terms being discussed would involve the issuance of shares of common stock by Cell Therapeutics representing less than 20% of Cell Therapeutics so therefore no shareholder approval would be required by the Cell Therapeutics shareholders under Washington law or the Nasdaq Stock Market, although this could change as the discussions remain at an early stage. Cell Therapeutics intended for its indication of interest in DOR to be kept confidential, however DOR has publicly disclosed such discussions. Cell Therapeutics would not have considered adding any discussion about this transaction in its proxy statement but felt it was necessary given the disclosure by DOR. We do not believe that compliance with Note A to Schedule 14A is appropriate (nor possible) given the preliminary nature of the discussions and the unlikely event that DOR would cooperate with us in providing the financial information required (as this would be inconsistent with their stated intent to negotiate with other parties). We further note that DOR is a reporting company and thus any investor who wanted more business or financial information about DOR, could obtain that information by looking to the SEC's website site or DOR's website.

   We have added additional disclosure to the proxy statement concerning the status of the proposed combination.

Questions or additional comments may be directed to the undersigned at (415) 772-6540.

Sincerely,



Karen Dempsey

cc: Mr. Louis A. Bianco

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PROPOSAL 1
APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES

Summary

We are asking our shareholders to approve the amendment of our amended and restated articles of incorporation to (a) increase the number of authorized stock from 210,000,000 shares to 410,000,000 shares and (b) increase the number of shares of our common stock authorized for issuance from 200,000,000 shares to 400,000,000 shares. The additional common stock to be authorized by adoption of the amendment would have rights identical to our currently outstanding common stock.

On January 31, 2007, our Board of Directors voted to approve an amendment to our Amended and Restated Articles of Incorporation effecting a four-to-one reverse split of our common stock in order to increase the price of our common stock and make it more available to a broader range of investors in the secondary market, including institutional investors. Certain institutional investors are precluded from purchasing shares below a certain minimum price. The effective date of this amendment was delayed until after the date of the special meeting to avoid confusion regarding how many shares of our common stock will be outstanding as of the record date and as of the date of the special meeting. Shareholder approval of this amendment was not required under the laws of the state of Washington, the jurisdiction of our incorporation, since at the date of adoption by the Board of Directors only one class of stock was outstanding. Pursuant to this amendment, at 12:00 p.m. on Sunday, April 15, 2007, each four shares of our common stock then outstanding will be exchanged and combined, automatically, into one share of our common stock, and that on that date, the number of authorized shares of our common stock will be reduced from 200,000,000 to 50,000,000. Because our Proposal 1 seeks to increase the amount of authorized shares and the number of shares authorized to be issued as common stock prior to this reverse stock split, the amount of authorized shares of common stock referred to in the January 31, 2007 amendment will be changed. Accordingly, if Proposal 1 is approved at the Special Meeting, the number of authorized shares will be reduced on April 15, 2007 from 410,000,000 to 110,000,000 and the number of authorized shares of our common stock will be reduced from 400,000,000 to 100,000,000. The number of authorized shares of our preferred stock will be maintained at 10,000,000 and will not be affected by this amendment to our Amended and Restated Articles of Incorporation.

Article II of our amended and restated articles of incorporation currently authorizes us to issue up to 210,000,000 shares of stock, 200,000,000 of which are designated as common stock, no par value, and 10,000,000 shares of which are designated as preferred stock, no par value. Our common stock is all of a single class, with equal voting, distribution, liquidation and other rights. As of March 12, 2007, [●] shares of common stock were issued and outstanding, [●] shares of our Series A preferred stock were outstanding, [●] shares of common stock were reserved for issuance under our 1994 Equity Incentive Plan, 2003 Equity Incentive Plan and the Novuspharma S.p.A. Stock Option Plan, warrants to purchase [●] shares of our common stock were issued and outstanding, [●] shares of our common stock were reserved for issuance upon conversion of our 5.75% convertible senior subordinated notes due June 15, 2008, [●] shares of our common stock were reserved for issuance upon conversion of our 5.75% convertible subordinated notes due June 15, 2008, [●] shares of our common stock were reserved for issuance upon conversion of our 4% convertible senior subordinated notes due 2010, [●] shares of our common stock were reserved for issuance upon conversion of our 6.75% convertible senior notes due October 31, 2010, [●] shares of our common stock were reserved for issuance upon conversion of our 7.5% convertible senior notes due April 30, 2011 and [●] shares of our common stock were reserved for issuance upon conversion of our Series A preferred stock. In addition, in a series of closings on February 12, 14 and 15 2007, in connection with a financing transaction involving the issuance of the Series A preferred stock, we issued warrants to purchase an aggregate of 5,979,065 shares of common stock. Those warrants are not currently exercisable and will not be exercisable in accordance with their terms until we have a sufficient increase in the authorized shares of common stock to allow exercise. Adoption of this proposed amendment would not affect the rights of the holders of our currently outstanding common stock.



We engage in periodic discussions with potential partners, strategic investments and acquisition candidates, including product lines, as part of our business model. For example, on January 17, 2007, we sent an unsolicited letter to senior management and the board of directors of DOR BioPharma, Inc. ("DOR") outlining the potential major terms of a proposed business combination with DOR and us. DOR made this offer public pursuant to a Form 8-K it filed with the SEC on January 19, 2007. Should we pursue this proposed transaction with DOR, we would expect the principal terms of the offer to include the issuance of shares of our common stock representing approximately 19.9% of our outstanding common stock at that time and additional contingent value rights payable in cash upon the achievement of certain regulatory milestones with regard to one of DOR's products. According to a press release issued by DOR on March 6, 2007, DOR has retained an investment bank to assist DOR in evaluating acquisition interest it has received from several parties, including but not limited to Cell Therapeutics. There can be no assurance that our proposal will be accepted by DOR or that we will proceed with this transaction. Additional business and financial information regarding DOR can be found in that company's reports with the SEC on both the SEC's website, www.sec.gov. and DOR's website, www.dorbiopharma.com. Should we continue to pursue this proposed business combination, we would need to increase our authorized shares of common stock. In addition, as noted in our periodic filings, we need to raise cash from financing sources in order to fund our ongoing operations and therefore engage in discussions with various financing sources regarding share issuances from time to time. If any of these discussions came to a definitive understanding, it is possible that we could use some or all of the newly authorized shares in connection with one or more such transactions subsequent to the increase in the number of authorized shares. We also plan to continue to issue shares of our common stock pursuant to our stock incentive plans subsequent to the increase in the number of authorized shares. Subject to the above, however, as of March 12, 2007, we have no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock in connection with one or more such transactions subsequent to the increase in the number of authorized shares.

We anticipate that we may issue additional shares of common stock in the future in connection with one or more of the following:

- acquisitions;

- strategic investments;

- partnerships, collaborations and other similar transactions;

- corporate transactions, such as stock splits or stock dividends;

- financing transactions, such as public or private offerings of common stock or convertible securities;

- our stock incentive plans; and

- other corporate purposes that have not yet been identified.

As of March 12, 2007, we had approximately [●] authorized, unissued and unreserved shares of common stock. In order to provide our board of directors with certainty and flexibility to undertake such transactions to support our future business growth, our board of directors deems it is in the best interests of our shareholders and the company to increase the number of authorized shares of our common stock.

Vote Required and Board of Directors' Recommendation

Approval of the amendment to our amended and restated articles of incorporation requires the affirmative vote of a majority of the votes held by holders of our common stock and our Series A preferred stock that are entitled to vote at the Special Meeting. The holders of our common stock and the holders of our Series A preferred stock will vote together as a single class. Holders of our common stock will be entitled to one vote per share of common stock, and holders of our Series A preferred stock will be entitled to approximately 597.9 votes per share of Series A preferred stock.

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